Ex-17.1

January 12, 2012

Steven B. Ratoff
President and CEO
Chairman of the Board
NovaDel Pharma, Inc.

Steve,

Effective immediately, I heareby resign from the Board of Directors of NovaDel Pharma, Inc, and any and all committees of the Board of Directors in which I am a member.

It has been a pleasure working with you and the Novadel team.

Best wishes for success with the company in the future.

/s/ Mark J. Baric

Mark J. Baric